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                                                                    Exhibit 4.77

 PROCUREMENT AND INSTALLATION AGREEMENT ON IP CORE BACKBONE EXPANSION PACKAGE-1
            NO: K.TEL.234/HK810/ITS-00/2006, DATED 26 SEPTEMBER 2006

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The Parties:            1.   TELKOM; and

                        2.   PT SIEMENS INDONESIA ("Siemens").

Date of Agreement:      26 September 2006.

Scope of Agreement:     Siemens has agreed to procure and install IP Core
                        Backbone Expansion.

Obligation of
Siemens:                1.   Responsible for all risks occurring in the
                             implementation of the project;

                        2.   To obtain all necessary permits and licenses;

                        3. To employ qualified personnel, supervise their works and to be responsible for their health and safety;

                        4. To provide sufficient equipment and infrastructure and also responsible for the safety of such equipment and infrastructure;

                        5.   To clean up the project site;

                        6.   To submit a written report to TELKOM;

Obligation of TELKOM:   1.   To ensure the availability of the project site;

                        2. To provide any necessary recommendation for Siemens in order to obtain all necessary permit;

                        3. To provide entry or exit permit to Siemens and all site workers.

Deadline of
Completion:             134 calendar days after 26 September 2006 and may be
                        extended.

Assignment:             Siemens may not assign the project, in whole or in part,
                        to a third party without prior written consent from TELKOM.

Termination:            TELKOM may unilaterally terminate the agreement should
                        one of the following events occur:

                        1. Siemens has not commenced the project after 14 calendar days since the signing of the agreement;

                        2. When the work is delayed due to series of force majeure events for more than 1 month;

                        3.   When the completion of the work exceeds by more
                             than 50% calendar days for each location and the
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                             amount of penalty has reached 5% of total agreement
                             price;

                        4. The work is delayed by Siemens for more than 1 month not as result of force majeure and also not also due to mistake of TELKOM;

                        5. Siemens is proven to have assigned the agreement to a third party without prior written consent of TELKOM.

Confidentiality:        Siemens shall keep the secrecy of all data including but
                        not limited to information, statement and other document unless such information, statement and document has already been published by TELKOM or Siemens has obtained prior consent from TELKOM for the disclosure.

Settlement of
Dispute:                1.   Any disputes shall be settled amicably between
                             parties based upon good faith;

                        2. If the parties are unable to settle the dispute amicably, then the parties shall submit the dispute to the Indonesian National Board of Arbitration
                             (BANI).

Governing Law:          The laws of the Republic of Indonesia.
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